Exhibit 99.1

MAAS Appoints Dr. Zhifeng Li as Chief Technology Officer to Lead AI Technology Strategy and Platform Innovation

QINGDAO, China, August 4, 2026 (GLOBE NEWSWIRE) — Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”), an artificial intelligence (“AI”)-centric full-scene digital systems provider and operator, today announced the appointment of Dr. Zhifeng Li as Chief Technology Officer (“CTO”), effective August 4, 2026.

The appointment marks an important step in MAAS’s strategic transformation into a full-stack AI industry platform. As CTO, Dr. Li will lead the Company’s overall technology strategy, AI technology roadmap, core platform architecture, research and development management, and engineering execution, driving the continued build-out of MAAS’s integrated AI capabilities.

Dr. Li previously served as the chairman of board of directors of Huazhi Future (Chongqing) Technology Co., Ltd., a subsidiary of MAAS, where he played an important leadership role in the development of artificial intelligence, intelligent computing and related industrial applications. His move to the CTO position of the Company reflects MAAS’s ongoing efforts to deepen the integration of Huazhi Future’s AI capabilities with the Company’s broader technology and business strategy, strengthening the Company’s competitive position across the full-stack AI value chain.

Dr. Li has extensive experience in frontier technology research, industrial applications and technology ecosystem development. He currently serves as Deputy Director of the Computing Power and Storage Research Center of the Investment Association of China and Co-Chairman of the Chongqing-Hong Kong Science and Technology Innovation Enterprise Development Alliance. He holds a Ph.D. in physics from the University of Vienna.

Min Zhou, Chief Executive Officer of MAAS, commented: “We are delighted to welcome Dr. Li as CTO at this critical juncture in MAAS’s AI transformation. He brings a rare combination of distinguished academic credentials, deep technological insight, and proven experience in AI industrialization. As we continue to evolve into a full-stack AI industry platform, Dr. Li’s leadership will be instrumental in strengthening our technology foundation, enhancing platform capabilities, and accelerating the commercialization of our AI ecosystem. We look forward to his central role in driving the Company’s next phase of innovation and strategic growth.”

Dr. Li commented: “I am honored to serve as CTO of MAAS. AI is entering a new phase of industrial development, and the deep integration of computing power, algorithms, models, data and application scenarios has become a defining industry trend. I look forward to working closely with our management and technology teams to build a robust, scalable and future-oriented technology system. Together, we will continue to advance innovation across intelligent computing infrastructure, AI platforms, vertical industry solutions, and emerging AI application ecosystems, driving sustainable value creation for MAAS and our stakeholders.”

About MAAS

We are an integrated provider and operator of an artificial intelligence (“AI”) -centric full-scene digital systems. Our businesses focus on areas of flexible energy deployment and intelligent commercial network operation, and provide closed-loop solutions from computing infrastructure, smart hardware and full-scene services, aiming to achieve large-scale implementation of AI technologies across industries. Powered by our dual engines of intelligent technology and ecosystem integration, through strategic industry consolidation and continuous improvement in operations, our mission is to build up an open and collaborative industrial ecosystem and provide our customers with efficient, reliable and sustainable intelligent products and solutions. We will continuously explore and consolidate high-quality technological and commercial resources globally and explore industrial application scenarios of AI technologies. For more information, visit https://ir.maaseai.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Phone: +86-532-66030885

Email: ir@maaseai.com

Website：https://ir.maaseai.com/